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          CODE SECTION 457(B) RIDER FOR ELIGIBLE PLAN OF A GOVERMENTAL
                            OR A TAX-EXEMPT EMPLOYER

This Rider modifies the contract/certificate (hereinafter referred to as "contract") to which it is attached for use in connection with an eligible deferred compensation plan (the "Plan") under Section 457(b) of the Internal Revenue Code of 1986, as amended (the "Code"). In the case of a conflict with any provision in the contract, including any previous Riders or Endorsements thereto, the provisions of this Rider will control. This Rider applies and is made a part of the contract as of the issue date of the contract, or the date required under the Code if later than the issue date.

The contract is modified as follows:

1. [For Tax-Exempt Employers only].The contract shall constitute an asset of the Plan qualified under Code Section 457(b). Notwithstanding anything in this contract or Rider to the contrary, where the plan is established and maintained by an employer described in Code section 457(e)(1)(B) ("tax-exempt employer"), the contract holder must be the tax -exempt employer or a trust deemed to be owned by such employer under Code sections 671 et.seq. All amounts under the Contract shall remain subject to the claims of the Employer's general creditors in bankruptcy. Nothing in the contract or in this Rider shall be construed as creating an interest in amounts held under the contract in favor of any person except the employer or such contract holder (and the general creditors thereof).

2. [For Governmental Employers only]. If the plan is established and maintained by an employer described under Code section 457(e)(1)(A) ("Governmental Employer"), The contract holder (whether the employer or a trust described under Code section 457(g)) shall hold the amounts under this contract as trustee to be used for the exclusive benefit of the plan participants and their beneficiaries; and no portion of the amounts held under this contract or the proceeds thereof, nor any interests or rights under this contract shall be subject to the claims of the general creditors of the contract owner, or otherwise diverted from such use prior to the satisfaction of all liabilities owed to plan participants and their beneficiaries. This contract is intended to constitute a trust under Code sections 457(g).

3. All distributions under this contract shall be made in accordance with the requirements of Code Sections 457(b) and 401(a)(9) (including the incidental death benefit requirements of Code Section 401(a)(9)(G)), the Treasury Regulations thereunder, and distributions made pursuant to a Qualified Domestic Relations Order (QDRO) under Code Sections 414(p)(10) and (11) and shall be subject to the provisions, terms and conditions of the Plan regarding such distributions.

4 [For Governmental Employers only] To the extent permitted under the Code. amounts held under this contract under an eligible 457(b) plan of a Governmental Employer may be paid directly into another eligible Code
     Section 457 plan of a Governmental Employer, an Individual Retirement Account under Code Section 408(a) or Individual Retirement Annuity under Code Section 408(b), (collectively "IRA"), or an eligible retirement plan including a qualified pension, profit sharing or stock bonus plan or a Code
     Section 403(b) Tax Sheltered Annuity (TSA), if such plans accept such rollovers. Eligible rollover distributions from an IRA, qualified plan or Code Section 403(b) plan may be rolled into an eligible governmental Code
     Section 457 plan that accepts such rollovers and under which such rollovers and the earnings thereon will be accounted for separately. For distributions after December 31, 2006


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     from an eligible governmental Code Section 457 plan, to the extent otherwise permitted under the Code and the employer's plan, a non-spouse beneficiary may have death proceeds under this contract paid directly to an inherited IRA. However, in no event may the beneficiary treat the inherited IRA as his or her own IRA.

     Notwithstanding anything in this Contract to the contrary, in the event of a mandatory distribution greater than $1,000 made on or after March 28th, 2005 to the participant, as required under Code Section 401(a)(31)(B), if the eligible distributee does not elect to have such distribution paid directly to an eligible retirement plan (as defined under the Code) specified by such distributee in a direct rollover, or to receive the distribution directly, then such distribution will be paid in a direct rollover to an IRA designated by the plan administrator.

5 We reserve the right to refund any amounts contributed under the contract under a mistake of fact (including excess deferrals), or where otherwise required to maintain the eligible status of the plan under Code section 457(b). We will do so only where permitted by the Code or otherwise required by the Internal Revenue Service

6. All distributions under this contact and all annuities purchased hereunder shall meet the requirements of Code section 72(s).

          (a) This Contract shall be deemed for tax purposes to be treated as if individual annuity certificates had been issued to the Owner of the Contract with respect to each participant for whom account balances are record kept under the Contract. However, in no event will any participant have a beneficial interest in the Contract unless otherwise provided under the terms of the Contract, including this Endorsement.

          (b)Where a participant dies prior to the Annuity Starting Date (as defined under Code Section 72(c)(4)), the recordkept account balance on behalf of a participant, and any interest under a purchased annuity on behalf of the participant (as annuitant) hereunder, must be distributed within five years of the anniversary of the death, or distributed in substantially equal periodic payments made at least annually over the life of the designated beneficiary under the annuity ( or under the recordkept account balance) or over a period no longer than the designated beneficiary's remaining life expectancy, beginning within twelve months of the date of death.

          (c)Where the participant dies on or after the Annuity Starting Date, the Code requires that payments continue to be made at least as rapidly as under the distribution method at the time of the death.

          (d)If such purchased annuity is distributed to and/or owned by a natural person, the provision in this paragraph will apply with respect to the death of any owner and references to the participant will be deemed to apply to an owner.

7. If changes in the Code and related law, regulations and rulings require a distribution greater than described above in order to keep this Annuity qualified under the Code, we will administer the Contract in accordance with these laws, regulations and rulings. This contract may be amended by Us at any time to maintain its eligible status under Section 457 of the Code, following all necessary regulatory approvals. Any such amendment may be made retroactively effective if necessary or appropriate to conform to the requirements of the Code or any State law.


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                                        METLIFE INSURANCE COMPANY OF CONNECTICUT


                                        /s/ Michael K. Farrell

                                        President


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